EXHIBIT 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Three Months Ended
	December 27, 2009	December 27, 2008
	(In thousands, except ratios)
Earnings (loss):
Loss from continuing operations before income taxes	$(68,446)	$(229,089)
Add: Total fixed charges	48,899	44,192
Less: Interest capitalized	1,082	691

Total earnings (loss)	$(20,629)	$(185,588)

Fixed charges:
Interest charges	$45,756	$40,259
Portion of noncancelable lease expense representative of the interest factor	3,143	3,933

Total fixed charges	$48,899	$44,192

Ratio of earnings to fixed charges	(a)	(b)

(a)	Earnings were insufficient to cover fixed charges by $69,528.
(b)	Earnings were insufficient to cover fixed charges by $229,780.